Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

ANNOUNCEMENT PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules with respect to the Amended Facility with covenants relating to specific performance of the controlling shareholders of the Company.

This announcement is made by the board of the directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On June 19, 2015, the Company’s subsidiary, Melco Crown (Macau) Limited, entered into a seventh amendment of its senior facilities agreement (the “Seventh Amendment”) with a syndicate of banks. The amendment (the “Amended Facility”) extends the term of the original facilities. The original facilities were, and the Amended Facility will be, secured by assets of the Company’s City of Dreams and Altira. The Amended Facility provides US$1,750 million in senior facilities, consisting of a US$500 million term loan facility for a term of 6 years and a US$1,000 million revolving credit facility, which amount may be increased by an additional US$250 million by the lenders upon satisfaction of various conditions, for a term of 5 years. The Company intends to fully draw down the term loan facility on or about June 29, 2015. Pursuant to the Seventh Amendment, the Amended Facility can be used to refinance the outstanding balance of the original facilities and for general corporate purposes of the Company and its subsidiaries.

The Seventh Amendment imposes, inter alia, a condition that Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”) shall collectively own and control directly or indirectly at least 30% of the issued share capital of the Company. A breach of the aforesaid condition will constitute an event of default under the Seventh Amendment. Upon the occurrence of such event, the Amended Facility shall become immediately due and repayable on demand.

As at the date of this announcement, Melco and Crown, directly or indirectly, collectively own 68.58% (with each of them owning 34.29%) of the entire issued share capital of the Company.

By Order of the Board of Melco Crown Entertainment Limited Stephanie Cheung Company Secretary

Macau, June 19, 2015

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Lawrence Yau Lung Ho (Co- Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Robert John Rankin; and four independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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